O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

April 17, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Healthways, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 31, 2014 by North Tide Capital Master, LP,
North Tide Capital, LLC, Conan J. Laughlin, Edwin “Mac” Crawford,
Bradley S. Karro, and Paul H. Keckley
File No. 000-19364

Dear Mr. Reynolds:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 9, 2014 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with North Tide Capital Master, LP and the other participants in the solicitation (collectively, “North Tide”), and we provide the following responses on North Tide’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement (the “Proxy Statement”).

General

1.
We note that this filing refers security holders to information that will be contained in the registrant’s proxy statement for the annual meeting.  We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations.  Please note that we believe that reliance upon Rule 14a-5(c) before the registrant distributes the information to security holders would be inappropriate.  If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement.  Please advise as to the participants’ intent in this regard.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 17, 2014

We acknowledge the Staff’s comment regarding the applicability of Rule 14a-5(c).  We advise on a supplemental basis that we do not intend on distributing a proxy statement to shareholders until the filing of the Company’s definitive proxy statement with the Commission.

Background to the Solicitation

2.
We note your reference to a strategic review process conducted by J.P. Morgan.  With a view to clarifying disclosure, please advise us of your understanding of the background of this strategic review process.

We acknowledge the Staff’s comment. We advise on a supplemental basis that John Ballantine, Chairman of the Company’s Board of Directors (the “Board”), first disclosed the Board’s consideration of a “strategic review” of the Company to Conan Laughlin during a phone conversation in December 2013. During this phone conversation (the “Conversation”), Mr. Laughlin asked Mr. Ballantine if any of the information communicated by Mr. Ballantine could be deemed material non-public information. Mr. Ballantine stated that the disclosure of J.P. Morgan’s engagement for a strategic review of the Company did not constitute material non-public information.

We are not aware of any additional information related to the background of a strategic review process at the Company beyond the limited information disclosed to Mr. Laughlin during the Conversation

Proposal No. 1 Election of Directors

3.
Please disclose Mr. Crawford’s and Mr. Karro’s principal occupation and employment during the past five years in accordance with Item 401(e)(1) of Regulation S-K.  Please also ensure that you have provided the information required by Item 5(b)(1)(ii) of Schedule 14A with respect to each nominee.

We acknowledge the Staff’s comment and have revised the Proxy Statement to include Mr. Crawford and Mr. Karro’s principal occupation and employment during the past five years in accordance with Item 401(e)(1) of Regulation S-K and the information required by Item 5(b)(1)(ii) for each of the Nominees. See page 12 of the Proxy Statement.

4.
Please remove the transaction and company-specific information for Caremark Rx, including the information regarding increases in revenues and total stockholder return.  Alternatively, please revise to address the extent to which the returns and quantified disclosure may not have resulted solely or primarily from Mr. Crawford’s actions, and include disclosure cautioning against attributing undue certainty to statements about prior performance.

We acknowledge the Staff’s comment and have revised the Proxy Statement to remove certain transaction and company-specific information for Caremark Rx and address the extent to which the returns and quantified disclosure may not have resulted solely or primarily from Mr. Crawford’s actions. In addition, we have included disclosure cautioning against attributing undue certainty to statements about prior performance. See pages 11 and 12 of the Proxy Statement.

April 17, 2014

5.
We note the participants reserve the right to vote for unidentified substitute nominees.  Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw or other organizational document provision.  In addition, please confirm for us that should the participants identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We acknowledge the Staff’s comment and advise on a supplemental basis that North Tide, in its Nomination Letter to the Company, reserved a right to introduce substitute nominees. In addition, North Tide notes that on page 14 of the Proxy Statement, North Tide disclosed that it would nominate substitute persons for election to the Board, but only to the extent that is not prohibited under the Company’s Bylaws and applicable law.

We hereby confirm that should North Tide lawfully identify or nominate substitute or additional nominees before the Annual Meeting, North Tide will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Quorum; Broker Non-Votes; Discretionary Voting

6.
We note your disclosure that brokers “will have discretionary authority to vote your shares on the proposal regarding the ratification of the Company’s independent auditor” and that “[b]rokers do not have discretionary authority to vote on any of the matters to be presented at the Annual Meeting.”  Please reconcile these statements.  In that regard, we note that it is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. North Tide agrees that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. See page 19 of the Proxy Statement.

April 17, 2014

Votes Required For Approval

7.
We note the bracketed disclosure regarding the vote required for election of directors.  Please state the vote required for approval of the other proposals, other than for the approval of auditors, in accordance with Item 21(a) of Schedule 14A.

We acknowledge the Staff’s comment and have revised the Proxy Statement to include the vote required for the election of directors and the vote required for approval of the other proposals, other than for the approval of auditors, in accordance with Item 21(a) of Schedule 14A. See page 20 of the Proxy Statement.

Solicitation of Proxies

8.	Please disclose the total expenditures to date since you already know that information.

We acknowledge the Staff’s comment and have revised the Proxy Statement to disclose the total expenditures to date. See page 21 of the Proxy Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew Freedman, Esq.

Andrew Freedman, Esq.

April 17, 2014

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 31, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

North Tide Capital Master, LP

By:	North Tide Capital GP, LLC, its General Partner

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

North Tide Capital, LLC

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

/s/ Conan J. Laughlin
Conan J. Laughlin Individually and as attorney-in-fact for Edwin “Mac” Crawford, Bradley S. Karro and Paul H. Keckley